# RAYTON SOLAR, INC.

## FINANCIAL STATEMENTS

## AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS THEN ENDED

**Together With**

**Independent Auditor's Report**

Rayton Solar, Inc.
Index to Financial Statements

# Report of Independent Registered Public Accounting Firm

## To the shareholders and the board of directors of Rayton Solar, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying balance sheets of Rayton Solar, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC
**BF Borgers CPA PC (PCAOB ID 5041)**
We have served as the Company's auditor since 2020
Lakewood, CO
April 26, 2023

# RAYTON SOLAR, INC.
# BALANCE SHEETS
# DECEMBER 31, 2022 AND 2021

| | 2022 | 2021 |
|---|---|---|
| Assets | | |
| Current assets- | | |
| Cash | $ 1,011 | $ 575,168 |
| Escrow receivable | 18,614 | - |
| Total current assets | 19,625 | 575,168 |
| | | |
| Property and equipment, net | 2,390,263 | 2,169,458 |
| Right-of-use asset | 214,652 | - |
| Other assets | 24,608 | 24,608 |
| Total assets | $ 2,649,148 | $ 2,769,234 |
| | | |
| Liabilities and Stockholders' Equity | | |
| Current liabilities- | | |
| Accounts payable | $ 147,234 | $ 113,389 |
| Accrued liabilities | 249,097 | 203,450 |
| Related party advances | 29,000 | 10,000 |
| Lease liability, current portion | 126,460 | - |
| Loan payable with bank - current | 13,849 | 26,734 |
| Convertible debt | 60,000 | 60,000 |
| Convertible debt - related parties | 421,800 | 421,800 |
| Total current liabilities | 1,047,440 | 835,373 |
| | | |
| Lease liability, net of current portion | 88,192 | - |
| Loan payable with bank - net of current portion | - | 9,280 |
| Total liabilities | 1,135,632 | 844,653 |
| | | |
| Commitments and contingencies (Note 5) | - | - |
| | | |
| Stockholders' Equity | | |
| Common stock, par value $0.0001; 200,000,000 shares authorized; 153,403,111 and 153,119,267 issued and outstanding as of December 31, 2022 and 2021, respectively | 15,341 | 15,312 |
| Subscription receivable | (5,549) | (89,105) |
| Additional paid-in capital | 16,033,877 | 15,970,371 |
| Accumulated deficit | (14,530,153) | (13,971,997) |
| Total stockholders' equity | 1,513,516 | 1,924,581 |
| Total liabilities and stockholders' equity | $ 2,649,148 | $ 2,769,234 |

See accompanying notes to the financial statements

# RAYTON SOLAR, INC.
# STATEMENTS OF OPERATIONS
# FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | 2022 | 2021 |
|---|---|---|
| Revenues | $ - | $ - |
| Operating Expenses- | | |
| General and administrative | 476,943 | 353,807 |
| Sales and marketing | 18,758 | 177,853 |
| Total operating expenses | 495,701 | 531,660 |
| Operating loss | (495,701) | (531,660) |
| Other (income) expense : | | |
| Loss on extinguishment of convertible debt | - | 36,297 |
| Interest expense | 61,655 | 72,894 |
| Total other (income) expense | 61,655 | 109,191 |
| Loss before provision for income taxes | (557,356) | (640,851) |
| Provision for income taxes | 800 | 2,050 |
| Net loss | $ (558,156) | $ (642,901) |
| Weighted average net loss per share - basic and diluted | $ (0.00) | $ (0.00) |
| Weighted average shares outstanding - basic and diluted | 153,403,111 | 149,047,794 |

See accompanying notes to the financial statements

# RAYTON SOLAR, INC.
# STATEMENTS OF STOCKHOLDERS' EQUITY
# FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | Common Stock | | Subscription | Additional Paid- | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|
| | Shares | Amount | Receivable | in Capital | Deficit | Equity |
| Balance at December 31, 2020 | 146,772,638 | $ 14,679 | $ (11,769) | $ 14,167,023 | $ (13,329,096) | $ 840,837 |
| Sale of common stock, net of offering costs | 5,245,481 | 524 | (77,336) | 1,478,117 | - | 1,401,305 |
| Common stock issued for offering costs | 114,944 | 11 | - | (11) | | - |
| Sale of common stock - private placement | 606,061 | 60 | - | 199,940 | | 200,000 |
| Common stock issued for conversion of notes and accrued interest | 380,143 | 38 | - | 125,302 | - | 125,340 |
| Net loss | - | - | - | - | (642,901) | (642,901) |
| Balance at December 31, 2021 | 153,119,267 | 15,312 | (89,105) | 15,970,371 | (13,971,997) | 1,924,581 |
| Receipt of escrow receivable, net of offering costs | - | - | 89,105 | (543) | - | 88,562 |
| Cancellation of common stock issued for offering costs | (12,492) | (1) | - | 1 | - | - |
| Sale of common stock, net of offering costs | 296,336 | 30 | (5,549) | 64,048 | - | 58,529 |
| Net loss | - | - | - | - | (558,156) | (558,156) |
| Balance at December 31, 2022 | 153,403,111 | $ 15,341 | $ (5,549) | $ 16,033,877 | $ (14,530,153) | $ 1,513,516 |

# RAYTON SOLAR, INC.
# STATEMENTS OF CASH FLOWS
# FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | 2022 | 2021 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (558,156) | $ (642,901) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 20,090 | 16,590 |
| Loss on extinguishment of convertible debt | - | 36,297 |
| Changes in operating assets and liabilities: | | |
| Escrow receivable | (18,614) | 41,748 |
| Right-of-use asset | 118,967 | - |
| Accounts payable | 33,845 | (10,424) |
| Accrued liabilities | 45,647 | 54,524 |
| Lease liability | (118,967) | - |
| Net cash used in operating activities | (477,188) | (504,166) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Payment of deposits for property and equipment | (234,000) | (470,000) |
| Purchase of property and equipment | (6,895) | (12,321) |
| Deposits and other | - | (24,608) |
| Net cash used in investing activities | (240,895) | (506,929) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from sale of common stock | 58,529 | 1,601,305 |
| Receipt of escrow receivable, net of offering costs | 88,562 | - |
| Proceeds from (repayment of) related party advances | 19,000 | - |
| Repayment of loan payable with bank | (22,165) | (25,151) |
| | - | - |
| Net cash provided by financing activities | 143,926 | 1,576,154 |
| Decrease in cash and cash equivalents | (574,157) | 565,059 |
| Cash and cash equivalents, beginning of year | 575,168 | 10,109 |
| Cash and cash equivalents, end of year | $ 1,011 | $ 575,168 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ 3,670 | $ 4,775 |
| Cash paid for income taxes | $ 800 | $ 2,050 |
| Non cash investing and financing activities: | | |
| Operating lease, Right-of-use assets and liabilities | $ 333,619 | $ - |
| Conversion of convertible debt and accrued interest into common stock | $ - | $ 89,043 |
| Note payable issued for marketing expenses paid on behalf of the Company | $ - | $ 163,500 |

See accompanying notes to the financial statements

## NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

*Going Concern*
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2022, the Company had a working capital deficit of $1,207,816. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuances of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment*
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

*Impairment of Long-Lived Assets*
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2022 and 2021. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

*Offering Costs*
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders' equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

*Revenue Recognition*
The Company will recognize revenue in accordance with ASC 606, "Revenue from Contracts with Customers". The Company will analyze potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

*Advertising*
The Company expenses the cost of advertising as incurred. During the years ended December 31, 2022 and 2021, advertising expense was approximately $18,800 and $177,900 , respectively.

*Research and Development*
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

*Stock-Based Compensation*
The Company accounts for stock options under ASC 718, "Share-Based Payments". Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period or over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

*Income Taxes*
The Company applies ASC 740, "Income Taxes". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2022 and 2021, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

*Loss per Common Share*
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2022 and 2021, there were 11,835,000 and 11,835,000 options and 9,759 and 9,759 warrants excluded, respectively.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted the provisions of the new standard starting January 1, 2022 using the modified retrospective approach. As a result, the comparative financial information prior to the date of adoption has not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $333,619 as of January 1, 2022 (the present value of the remaining lease payments), and those accounts will be amortized over the remaining lease term of 32 months.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

**NOTE 3 – PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Furniture and fixtures | $ 102,166 | $ 95,271 |
| Construction-in-progress | 2,385,000 | 2,151,000 |
| Total property and equipment | 2,487,166 | 2,246,271 |
| Accumulated depreciation | (96,903) | (76,813) |
| | $ 2,390,263 | $ 2,169,458 |

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). The final payment totaling $234,000 was made during the year ended December 31, 2022, and the Company has taken possession of the particle accelerator. The Company is in the process of testing and installing the particle accelerator. As of December 31, 2022, the particle accelerator has not been placed in service.

Depreciation expense for the years ended December 31, 2022 and 2021 was $20,090 and $16,590, respectively.

**NOTE 4 – DEBT**

*Equipment Loan*
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $2,000 and $3,000 for the years ended December 31, 2022 and 2021, respectively.

*Convertible Debt – Related Parties*
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

*2018 Convertible Debt – Third Parties*
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity

event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted by the debt holder at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company's common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

*2019 Convertible Notes*
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,000 and $5,427 for the years ended December 31, 2022 and 2021, respectively, and accrued interest related to these notes was $19,307 and $14,307 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company's common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

*Service Provider Loan*
In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company's equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company's equity offering from the proceeds of the offering. During the year ended December 31, 2022 and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company's equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2022 or 2021.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

*Operating Lease*
In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses.

Right-of-use lease assets and lease liabilities for our operating lease was recorded in the balance sheet as follows:

| | | December 31, 2022 |
|---|---|---|
| Operating lease right-of-use asset | $ | 333,619 |
| Accumulated amortization | | (118,967) |
| Net balance | $ | 214,652 |
| | | |
| Lease liability, current portion | $ | 126,460 |
| Lease liability, long-term | | 88,192 |
| Total operating lease liabilities | $ | 214,652 |

As of December 31, 2022, the weighted average remaining lease term was 1.7 years, and the weighted average discount rate was 3%.

Future annual minimum lease payments under the above lease agreement as of December 31, 2022 are as follows:

| | | |
|---|---|---|
| 2023 | $ | 131,183 |
| 2024 | | 89,187 |
| Total future minimum lease payments | | 220,370 |
| Less imputed interest | | (5,718) |
| Maturities of lease liabilities | $ | 214,652 |

Total rent expense, including operating expenses related to this property, for the years ended December 31, 2022 and 2021 was $175,913 and $37,525, respectively.

*Research and Development Agreement*

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of December 31, 2022, the Company has made milestone payments totaling $2,385,000 related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment. See also Note 3.

## NOTE 6 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back. As of December 31, 2021, the Company had a remaining subscription receivable of $89,105. The Company recognized offering costs of approximately $155,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, $163,500 of the proceeds were used to repay the service provider loan noted in Note 4. The Company also issued 114,944 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

In November 2021, the Company also sold 606,061 shares of common stock for proceeds of $200,000 in a private placement.

During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest. See Note 4.

*Stock Options*
In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2022 and 2021, the Company did not grant any options to employees and non-employees.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer

companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
|---|---|---|---|
| Outstanding at December 31, 2020 | 11,835,000 | $ 0.12 | 3.6 |
| Granted | — | — | — |
| Exercised | — | — | — |
| Expired/Cancelled | — | — | — |
| Outstanding at December 31, 2021 | 11,835,000 | $ 0.12 | 2.6 |
| Granted | — | — | — |
| Exercised | — | — | — |
| Expired/Cancelled | — | — | — |
| Outstanding at December 31, 2022 | 11,835,000 | $ 0.12 | 1.6 |
| | | | |
| Exercisable at December 31, 2022 | 11,835,000 | $ 0.12 | 1.6 |

As of December 31, 2022, there was no remaining unrecognized vesting expense.

During the years ended December 31, 2022 and 2021, stock-based compensation was $0 and $0, respectively, as all options were fully vested.

*Warrants*

Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years, with 5 years remaining. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants are contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

## NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advanced an additional $23,000.

These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

## NOTE 8 – INCOME TAXES

For the years ended December 31, 2022 and 2021, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company's losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2022 and 2021:

| | 2022 | 2021 |
|---|---|---|
| Current tax provision | | |
| Federal | $ - | $ - |
| State | 800 | 2,050 |
| Total | $ 800 | $ 2,050 |
| Deferred tax provision (benefit) | | |
| Federal | $ (105,000) | $ (120,000) |
| State | (35,000) | (40,000) |
| Valuation allowance | 140,000 | 160,000 |
| Total | - | - |
| Total provision for income taxes | $ 800 | $ 2,050 |

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31, 2022 and 2021:

| | 2022 | 2021 |
|---|---|---|
| Statutory US Federal tax rate | 21.0% | 21.0% |
| Permanent differences: | | |
| State and local income taxes, net of Fede | 7.0% | 7.0% |
| Stock compensation | 0.0% | 0.0% |
| Other | 0.0% | -1.6% |
| Temporary differences | -2.9% | -1.5% |
| Valuation allowance | -25.1% | -24.9% |
| Total | 0.1% | 0.0% |

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2022 and 2021:

| | 2022 | 2021 |
|---|---|---|
| Other | $ 30,000 | $ 30,000 |
| Net operating loss carryover | 2,524,000 | 2,383,000 |
| Stock-based compensation | 241,000 | 241,000 |
| Valuation allowance | (2,795,000) | (2,654,000) |
| Net deferred tax asset | $ - | $ - |

Based on federal tax returns filed, or to be filed, through December 31, 2022, we had available approximately $9,013,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards after 2018 have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2019. The Company currently is not under examination by any tax authority.

**NOTE 9 – SUBSEQUENT EVENTS**

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received $96,635 in proceeds net of offering costs.

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 26 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.